[Letterhead of Wachtell, Lipton, Rosen & Katz]

October 8, 2013

Paul Dudek, Esq.

Chief, Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Verizon Form S-4 Registration Statement and Proxy Statement

Dear Paul:

As you are aware, on September 2, 2013, Verizon Communications Inc. entered into a stock purchase agreement with Vodafone Group Plc in order to acquire Vodafone’s indirect 45% ownership stake in Verizon Wireless for aggregate consideration of approximately $130 billion, consisting primarily of cash and Verizon stock. As requested, we are providing to you courtesy copies of (i) Verizon’s Registration Statement on Form S-4, which includes the Preliminary Prospectus relating to the shares of Verizon common stock to be issued as consideration in connection with the transaction, and (ii) Verizon’s Preliminary Proxy Statement relating to the Verizon special meeting to be held in connection with the transaction.

Verizon is registering the issuance of the Verizon shares under the Securities Act on Form S-4 based on Instruction A.1 to the Form, which provides that Form S-4 may be used to register securities to be issued in connection with a transaction of the type specified in Rule 145(a). Specifically, Rule 145(a)(3)(ii) includes transactions like the Verizon-Vodafone transaction, which involve the pro rata distribution of securities in connection with an asset transfer subject to a shareholder vote. As part of the consideration to be paid by Verizon in the transaction, Verizon will issue directly to Vodafone’s shareholders shares of Verizon common stock in proportion to their ownership interest in Vodafone in partial consideration for Vodafone’s asset – its stake in Verizon Wireless. The transaction must be approved by each party’s shareholders.

Although Form S-4 is the appropriate form for the U.S. registration of the issuance of the Verizon shares, there are some unique features of this transaction that render certain items of Form S-4 inapplicable. Verizon already owns a majority of the partnership interests in Verizon Wireless, controls Verizon Wireless through its majority board representation and appointment of senior executives, and consolidates Verizon Wireless’ results. The essence of this transaction is that Verizon is increasing its investment in a company in which it already has a controlling interest by acquiring the remaining minority, non-controlling interest it does not already own. This is not the typical Rule 145(a) transaction in which registrants use Form S-4 for a merger or other whole-company transaction where the consideration paid to the target’s shareholders in exchange for all the target shares includes acquiror shares. Vodafone shareholders will retain their existing shares in the proposed transaction and Verizon will issue new Verizon shares directly to Vodafone shareholders as part of the transaction consideration. Further, the asset being acquired by Verizon is not consolidated by Vodafone; it is instead accounted for as an equity investment by Vodafone.

Specifically, the disclosures contemplated by Form S-4 with respect to the “company being acquired” are designed for the situation where target shareholders are giving up their shares in exchange for shares in the acquiring company. As described above, the Verizon-Vodafone transaction does not present the situation that the “company being acquired” disclosures are intended to address, because Vodafone shareholders are retaining their Vodafone shares and will be receiving newly issued Verizon shares as well.

Under Instruction C.1 to Form S-4, which describes the “company being acquired” as the “company whose securities are being acquired,” the “company being acquired” in this transaction could be understood to mean Vodafone Americas Finance 1 Inc., which is the Vodafone entity whose securities Verizon is acquiring in the transaction and which holds, indirectly through other subsidiaries, Vodafone’s 45% interest in Verizon Wireless. Alternatively, the “company being acquired” in this transaction could be understood to mean Verizon Wireless. In either case, given the unique transaction structure, we do not believe that the disclosures contemplated by Form S-4 concerning the “company being acquired” would provide meaningful information to current and prospective holders of Verizon and Vodafone shares that is not already available in existing public filings and financial statements of Verizon and Vodafone, and attempting to provide disclosures with respect to the “company being acquired” would only serve to confuse shareholders. Verizon reports in two segments – one of which is the wireless segment, which includes all of the Verizon Wireless operations. In addition, Vodafone files stand-alone financial statements for Verizon Wireless in its Form 20-F, which is available to Vodafone’s shareholders.

Attachment A to this letter describes in further detail the approach we have taken concerning each of the “company being acquired” items in the Prospectus, and the reasoning behind our approach.

Verizon is filing and will be mailing to Verizon shareholders a proxy statement on Schedule 14A in connection with its shareholder approval. The approach we are taking to “company being acquired” disclosures in the Prospectus is, therefore, also relevant to the disclosure requirements of Schedule 14A because Instruction 1 to Item 14 of that Schedule refers to the disclosure requirements of Form S-4 in the context of business combinations.

Finally, we note that the Prospectus will not constitute a proxy statement for the vote by Vodafone shareholders on the transaction. Instead, Vodafone will separately prepare and publish a shareholder circular, which is the equivalent of a proxy statement under U.K. law. Again, in the typical situation where Form S-4 is used, the target proxy statement and the prospectus are combined into a single document intended to satisfy the requirements of both Section 14 of the Securities Exchange Act and the Securities Act. Accordingly, some of the Form S-4 items assume that the prospectus and the proxy statement (or information statement) will be combined and do not appear to be appropriate on these facts. Attachment B to this

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letter describes the approach we have taken with respect to certain disclosures relating to the shareholder vote.

Please feel free to contact Dan Neff or Steve Rosenblum with any questions with respect to, or to discuss any aspect of, the foregoing, either by telephone (212-403-1000) or by email (daneff@wlrk.com or sarosenblum@wlrk.com). Please also feel free to circulate copies of this letter, as well as the courtesy copies of the Registration Statement and the Preliminary Proxy Statement, to the appropriate members of the Staff. We appreciate your help and consideration.

*    *    *    *    *

Very truly yours,

/s/ Daniel A. Neff	/s/ Steven A. Rosenblum
Daniel A. Neff	Steven A. Rosenblum

Cc: William L. Horton, Jr., Verizon Communications Inc.

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ATTACHMENT A

•	Reasons (Part A, Item 4(a)(2)): Form S-4 provides for disclosure, “where applicable,” of the “reasons of . . . the company being acquired for engaging in the transaction.” In Verizon’s Form S-4, we have provided Verizon’s reasons for the transaction but not the reasons of the “company being acquired,” on the basis that neither entity that might be considered the “company being acquired” made any decisions with respect to the transaction. We note that Vodafone’s reasons for the transaction will be addressed in the manner required by U.K. law in the circular that Vodafone will provide to its shareholders in connection with the Vodafone shareholder vote, but Vodafone’s reasons are not properly included in a document that serves solely as Verizon’s prospectus and not also as Vodafone’s proxy statement.

•	Material Contacts/Background (Part A, Item 6): Form S-4 provides for disclosure of negotiations and material contacts between the company being acquired or its affiliates and the registrant or its affiliates. In Verizon’s Form S-4, we have provided a customary background section describing the negotiations and agreements between Verizon and Vodafone but have not provided such information with respect to Verizon and the “company being acquired.” All negotiations relating to the Verizon-Vodafone transaction were conducted directly between Verizon and Vodafone and their respective advisors. Accordingly, we believe that the background section included in Verizon’s Form S-4 provides all the information about the negotiations and material contacts that is relevant to Vodafone shareholders.

•

Business and Financial Information (Instruction C, Part A, Item 3(d)): Item 17 of Form S-4 provides for certain business and financial information (including historical financial statements and MD&A) with respect to the “company being acquired” (if the “company being acquired” were Form S-3 eligible, then Item 16 would be the relevant item). Form S-4 similarly contemplates providing, in summary format, selected financial data of the “company being acquired.” While the full financial information and selected financial data contemplated by Form S-4 has been provided for Verizon (including through incorporation by reference and including segment information for Verizon’s wireless segment), financial information for the “company being acquired” has not been provided, as we believe it is neither applicable nor meaningful here. Section 2020.5 of the Financial Reporting Manual provides as a general rule that “[w]hen a registrant increases its investment in a company that is already reflected as a consolidated subsidiary in the audited financial statements of the registrant for a complete fiscal year, financial statements of the acquired investment are ordinarily not required.” The rationale for Section 2020.5 is that separate financial statements of an already-consolidated subsidiary “need not be presented once the operating results of the acquired business have been reflected . . . for a complete fiscal year” unless such statements have not previously been filed or if the acquired business is “of major significance.” Section 2040.2 of the Financial Reporting Manual clarifies the “major significance” standard, saying that “the staff presumes that the acquisition is of such major significance that investors need previously filed financial statements of the acquired company in a registration or proxy statement if: the acquired business is

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included in audited results of the registrant for less than 21 months and its significance was equal to or greater than 70% and less than 80%; or the acquired business is included in audited results of the registrant for less than 33 months and was significant at the 80% or greater level.” Here, Verizon has consolidated Verizon Wireless in its financial statements since 2000, so separate financial statements should not be required. In a similar situation, in which Vivo Participações S.A. was acquiring the remaining interest in a consolidated subsidiary, the Staff permitted the company to exclude from a Form F-4 the separate historical financial statements of such consolidated subsidiary after the registrant cited Section 2020.5. See Response to SEC Comment Letter from Vivo Participações S.A., dated July 15, 2009.

•	Historical and Pro Forma Per Share Data (Part A, Item 3(f)): Form S-4 contemplates providing, in comparative columnar form, historical and pro forma per share data (including book value per share, cash dividends declared and income/loss per share from continuing operations) for both the registrant and the “company being acquired.” This comparative information has not been provided in Verizon’s Form S-4 given that each of the entities that might be considered the “company being acquired” is a privately held subsidiary and such information is not relevant to the economic substance of the transaction.

•	Comparative Market Price Information (Part A, Item 3(g)): Form S-4 contemplates providing, in comparative columnar form, the market value of the securities being acquired (on a historical and equivalent per share basis) and of the securities of the registrant (on a historical basis). For this item, such information has been provided (on a non-comparative basis) with respect to Verizon in Verizon’s Form S-4 but not with respect to the securities being acquired for the same reasons discussed above with respect to the historical and pro forma per share data.

•	Director, Officer and Affiliate Voting Power (Part A, Item 3(h)): Form S-4 requires a brief statement comparing the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates and the vote required for approval of the proposed transaction, for both the registrant and the “company being acquired.” In Verizon’s Form S-4, such information has been provided with respect to Verizon but not with respect to the “company being acquired” because no entity that might be considered the “company being acquired” will be conducting a shareholder vote.

•	Comparison of Shareholder Rights (Part A, Item 4(a)(4)): Form S-4 also requires, “where applicable,” an explanation of “any material differences between the rights of security holders of the company being acquired and the rights of holders of the securities being offered.” We note that a description of the rights of Verizon shareholders contained in other Verizon SEC filings is incorporated by reference into the Form S-4. However, a columnar comparison of these rights to the rights of Vodafone shareholders does not apply given that the interests of Vodafone shareholders with respect to their Vodafone ordinary shares will not be extinguished in the proposed transaction. Therefore, this comparison has not been provided in Verizon’s Form S-4.

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ATTACHMENT B

Shareholder Meeting Details and Votes Required (Items 18 and 19 of Form S-4):

Item 18 of Form S-4, which applies if proxies, consents or authorizations are to be solicited, and Item 19 of Form S-4, which applies if proxies, consents or authorizations are not to be solicited, require certain proxy-like disclosure, including, for example, the date, time and place of the special meeting, information about how to revoke a proxy and the votes required for approval of each proposal. Verizon’s Form S-4 does not separately include the information set forth in Item 18 or 19 because these items seem to assume that the prospectus and the proxy statement (or information statement) will be combined, and that is not the case here. Neither the Vodafone shareholder circular nor the Verizon proxy statement is being combined with the Verizon Form S-4 prospectus. Vodafone shareholders will receive a separate shareholder circular from Vodafone that will set forth the proposals on which they are being asked to vote in connection with the transaction and the relevant information about Vodafone’s shareholder meetings. Verizon shareholders will receive a separate Verizon proxy statement that will, in accordance with Schedule 14A, set forth the proposals on which they are being asked to vote in connection with the transaction and the relevant information about Verizon’s special meeting of shareholders.

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